UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

GLOBAL IMMUNE TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

37945V 10 1

(CUSIP Number)

Jeffrey R. Bruhjell

Director, Chief Financial Officer & Corporate Secretary

2809 Great Northern Loop Suite 100

Missoula, MT 59808-1749

(406) 322-3844

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 28, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37945V 10 1	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Desroche, Michel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) X (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 445,000
	8.	SHARED VOTING POWER 8,175,000
	9.	SOLE DISPOSITIVE POWER 445,000
	10.	SHARED DISPOSITIVE POWER 8,175,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,620,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.32%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 37945V 10 1	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer. This statement on Schedule 13D (this “Statement”) relates to shares of common stock, no par value (the “Shares”), of Global Immune Technologies, Inc., a Wyoming corporation (“Global”). Global’s principal executive offices are located at 2809 Great Northern Loop Suite 100, Missoula, MT 59808-1749. Global’s telephone number at such address is (406) 322-3844

Item 2.  Identity and Background. Michel Desroche, 2809 Great Northern Loop Suite 100, Missoula, MT 59808-1749. Non director or officer. During the past five years, Mr. Desroche has not been convicted in a criminal proceeding and he has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Desroche is a Canadian Citizen.

Item 3.  Source or Amount of Funds or Other Consideration. During the autumn of 2012 Mr. Desroche began making loans to Global with a connected Warrant from one of his company’s funds. The total cost of acquiring the Shares from the exercise of Warrants was approximately $36,500 as of the date of this Statement. Michel Desroche and his companies have participated in half the amounts lent to Global of $208,000 with a connected Warrant for $0.02 per share and an exploding half-Warrant for $0.25 per share. Additionally, Mr. Desroche intends to continue purchasing Shares with his personal funds in the open market and will be reporting these transactions to the United States SEC on Form 4 in a timely manner.

Item 4.  Purpose of Transaction. Mr. Desroche regularly purchases Shares of Global for his person beneficial ownership and investment purposes. There have been no material changes to Global as result of these Share acquisitions.

Item 5.  Interest in Securities of the Issuer. (a) The aggregate number of Global Shares purchased and beneficially owned by Mr. Desroche as of this Report is 8,540,000 equaling approximately 24.36% of the class based on 35,436,393 Shares issued and outstanding. All Shares were purchased directly from Global as part of a $73,000 Note with a connected Warrant which was exercised on January 28, 2013 for a price per Share of $0.02. There is an exploding half-Warrant of 1,825,000 Shares at $0.20 expiring on September 28, 2014. The Note for $208,000 has Warrants connected for 10,425,000 Shares at $0.02 expiring on December 4, 2013 and exploding half-Warrants for 5,212,500 Shares at $0.25 expiring on December 4, 2014 (b) as of the date of this Report Mr. Desroche has sole voting power on 445,000 Shares. (c) During the past sixty (60) days Michel Desroche has bought in the open market 80,000 Shares at an average purchase price of $0.07 through an online stock brokerage account. (d) No other person has any dispositive or pecuniary interest in these Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. There are no items to report.

Item 7.  Material to Be Filed as Exhibits. None.

CUSIP No. 37945V 10 1	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL IMMUNE TECHNOLOGIES, INC.

/s/ Michel Desroche
Michel Desroche

Individual
Title

May 24, 2013